SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)1

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 26, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

                             Exhibit Index on Page 6

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4                 13D                Page 2 of 7 Pages
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================================================================================
     1             NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                        (b) / /
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     3             SEC USE ONLY

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     4             SOURCE OF FUNDS
                            WC
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     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
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     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                            DELAWARE
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 NUMBER OF                 7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH     ----------------------------------------------------------------
                           8         SHARED VOTING POWER

                                              -0-
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                           9         SOLE DISPOSITIVE POWER

                                              316,199
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                          10         SHARED DISPOSITIVE POWER

                                              -0-
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     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            316,199
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     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            / /
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     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               9.9%
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON

                            PN

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CUSIP No.  776338 20 4                 13D                Page 3 of 7 Pages
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================================================================================
     1             NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN LICHTENSTEIN
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     2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                                        (b) / /
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     3             SEC USE ONLY

--------------------------------------------------------------------------------
     4             SOURCE OF FUNDS
                            00
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     5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
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     6             CITIZENSHIP OR PLACE OR ORGANIZATION

                            USA
--------------------------------------------------------------------------------
 NUMBER OF                 7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                                  316,199
  OWNED BY
    EACH
 REPORTING
PERSON WITH     ----------------------------------------------------------------
                           8         SHARED VOTING POWER

                                              -0-
--------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER

                                              316,199
--------------------------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            316,199
--------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                            / /
--------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               9.9%
--------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON

                            IN

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CUSIP No.  776338 20 4                 13D                Page 4 of 7 Pages
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         The following  constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 7, the Schedule 13D remains in full force and effect.

Item 2(b) is hereby amended in its entirety to read as follows:

Item 2.           Identity and Background.

         (b)      The principal business address of each Reporting Person is 150
E. 52nd Street, 21st Floor, New York, New York 10022.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On January 26, 1999 the Reporting Persons sent a letter to the Issuer demanding a copy of the Issuer's shareholders list and related materials and on January 27, 1999 issued a press release (the "Press Release") concerning the Issuer. The Press Release is filed as Exhibit 5 to this Amendment No. 7 to
Schedule 13D and incorporated herein by reference.

Item 7 is amended to read as follows:

Item 7.           Material to be Filed as Exhibits.

         1.       Joint Filing Agreement

         2. Letter dated August 14, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         3. Letter dated December 15, 1998 from Steel Partners II, L.P. to the Chief Executive Officer and Board of Directors of the Issuer

         4.       Letter dated December 22, 1998 from Steel Partners II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

         5. Text of Press Release issued by Steel Partners II, L.P. on January 27, 1999

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CUSIP No.  776338 20 4                 13D                Page 5 of 7 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 27, 1999          STEEL PARTNERS II, L.P.

                                   By: Steel Partners, L.L.C. General Partner

                                   By: /s/ Warren G. Lichtenstein
                                       ---------------------------
                                       Warren G. Lichtenstein
                                       Chief Executive Officer

                                       /s/ Warren G. Lichtenstein
                                       --------------------------
                                       WARREN G. LICHTENSTEIN

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CUSIP No.  776338 20 4                 13D                Page 6 of 7 Pages
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                                  Exhibit Index

                                                                            Page



(a)            Joint Filing Agreement (previously filed)                    -
(b)            Letter dated August 14, 1998 from Steel Partners,            -
               to the Chief Executive Officer and Board of
               Directors of the Issuer (previously filed)
(c)            Letter dated December 15, 1998 from Steel                    -
               Partners II, L.P. to the Chief Executive Officer and
               Board of Directors of the Issuer (previously filed)
(d)            Letter dated December 23, 1998 from Steel                    -
               Partners II, L.P. to Louis V. Aronson, II, the Chief
               Executive Officer and President of the Issuer
               (previously filed)
(e)            Text of Press Release issued by Steel Partners II,           7
               L.P. on January 27, 1999

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CUSIP No.  776338 20 4                 13D                Page 7 of 7 Pages
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NEWS RELEASE                     MacKenzie Parnters, Inc.
                                 156 Fifth Avenue, New York NY 10010
                                 Tel: 212-929-5500   Fax: 212-929-0308
                                 E-mail: proxy@mackenziepartners.com

CONTACT:                         1888 Century Park East, Los Angeles, CA 90067
--------
Rob Frankfurt                    Tel: 310-284-3110   Fax: 310-284-3140
Steel Partners
(212) 813-1500


FOR IMMEDIATE RELEASE:

            STEEL PARTNERS SENDS RONSON A DEMAND FOR SHAREHOLDER LIST

NEW YORK, NEW YORK, January 27, 1999 - - Steel Partners II, L.P. announced today that it has sent a letter to Ronson Corporation (NASDAQ: RONC) demanding a copy of the company's shareholder list and related materials.

Steel Partners, the beneficial owner of 316,199 common shares of Ronson or about 9.9% of the Company, made the demand under its rights pursuant to certain sections of the New Jersey Business Corporation Act and New Jersey common law.

As previously announced, Steel Partners has asked Ronson to put itself up for sale and made a proposal last December to acquire Ronson for $5 per share. Steel's proposal was rejected by Ronson.

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